May 15, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	GH Research PLC Registration Statement on Form F-3 Registration No. 333-295872

Dear Mr. McNamara:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-295872) (the “Registration Statement”) of GH Research PLC. We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on May 19, 2026, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Yasin Keshvargar at (212) 450-4839 or Steven Glendon at (212) 450-4598.

Thank you for your assistance in this matter.

Sincerely,

GH Research PLC

By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance